

January 27, 2016

Mail Stop 3561

<u>Via E-mail</u>
Mr. Eduardo Guilisasti G.
Chief Executive Officer
Vina Concha Y Toro S.A.
Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile

> **Re: Vina Concha Y Toro S.A.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed May 15, 2015**
> **File No. 001-13358**

Dear Mr. Guilisasti:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining